John R. Beaver
Senior Vice President — Finance,
Chief Financial Officer
333 Clay Street, Suite 3600
Houston, Texas 77002
Phone: 713-654-9548 / Fax: 713-654-9552
July 21, 2008
VIA EDGAR AND FACSIMILE
Pamela A. Long
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 7010
Washington, D.C. 20549

RE:	Sterling Chemicals, Inc. Registration Statement on Form S-4 Filed Date November 20, 2007 File Number 333-145803
Dear Ms. Long:
On behalf of Sterling Chemicals, Inc. (“Sterling” or the “Company”), we are hereby submitting our responses to the Staff’s comments contained in its letter to Sterling dated May 15, 2008. The responses are accompanied by an amendment to the above-captioned filing.
Form S-4/ A4
Unaudited Pro Forma Condensed Consolidated Statements of Operations for the years ended December 31, 2007, 2006 and 2005, pages 36-38
     Comment:
1.	We have reviewed the guidance in paragraphs 35, 38, 139 and 140 of SFAS 109. Based on this guidance, it does not appear that the methodology presented in your pro forma statements of operations for allocating your historical income tax benefit for the year to the loss from continuing operations is appropriate. Specifically, it appears the amount of tax benefit allocated to continuing operations would be limited to the lesser of (1) the tax effect of the loss from continuing operations or (2) the tax avoided on the overall net

Pamela A. Long
United States Securities and Exchange Commission
July 21, 2008

pretax income from all components other than continuing operations that provide a source or realization of the continuing operations loss. In this regard, we would expect you to use a method such as that described in paragraph 19 of FIN 18 in determining the amount of tax benefit calculated for continuing operations, with the difference allocated to discontinued operations.
     Response:
We agree with the Staff’s conclusion above. Subsequent to filing of Amendment No. 3 to the Form S-4, we recast our historical financial statements to reflect the styrene discontinued operations and we calculated our historical tax provision/benefit for the recast numbers. We came to the conclusion that the tax benefit allocated to continuing operations should be limited to the lesser of (1) the tax effect of the loss from continuing operations or (2) the tax avoided on the overall net pretax income from all components other than continuing operations that provide a source of realization of the continuing operations loss, and we have followed this method in allocating our historical tax benefit between continuing and discontinued operations, in Amendment No. 4 to the Form S-4.
Financial Statements, page F-1
     Comment:
2.	We note that, in accordance with Rule 3-12 of Regulation S-X, you are required to update your registration statement to include interim financial statements for the three months ended March 31, 2008. We have the following comments in this regard.
•	Given the presentation of your styrene business as discontinued operations as of March 31, 2008, we remind you that you must also retroactively restate your annual financial statements for the three years ended December 31, 2007, to present the styrene business as discontinued operations. Refer to paragraph 43 of SFAS 144.

•	We remind you to revise Note 1. Basis of Presentation and Summary of Significant Accounting Policies to expand your revenue recognition language as you indicated you would do in your May 7, 2008, response to prior comment number one from our letter dated May 5, 2008.
     Response:
We agree with the Staff’s comments and we have recast our historical financial statements for the three years ended December 31, 2007, and the quarter ended March 31, 2007, to present the styrene business as discontinued operations. Additionally, the revenue recognition language in Note 1 of the audited March 31, 2008 financial statements has been expanded as discussed in our response to prior comment number one from our letter dated May 5, 2008.

Pamela A. Long
United States Securities and Exchange Commission
July 21, 2008

The March 31, 2008 financials have been audited by our new independent registered public accounting firm, to allow them to obtain an audit base, which they required in order to audit the discontinued operation adjustments to the historical financial statements. The March 31, 2008 financials therefore include additional information that is not required in the Form 10-Q.
If you have questions on any of the issues addressed above, please contact me at my office telephone number 713-654-9548 or by fax at 713-654-9552.
Sincerely,
/s/ JOHN R. BEAVER
John R. Beaver
Senior Vice President — Finance,
Chief Financial Officer
Sterling Chemicals, Inc.

cc:	John V. Genova President, Chief Executive Officer and Director Sterling Chemicals, Inc.

Carla Stucky Corporate Controller Sterling Chemicals, Inc.

Kenneth M. Hale Senior Vice President, General Counsel and Corporate Secretary Sterling Chemicals, Inc.